SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 11, 2020.

TRANSLATION

Autonomous City of Buenos Aires, May 11, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules, we inform you that S&P Global Ratings (“S&P”) modified its rating of YPF S.A.’s Senior Unsecured Notes from B- to CCC+ in its global scale. These changes correspond to the downward revision of the Transfer and Convertibility assessment carried out by S&P on Argentina from B- to CCC+.

The modification of the rating made by S&P Global Ratings includes the rating of the Senior Unsecured Notes LII, LIII and LIV issued under the YPF Global Medium-Term Debt Securities Program for a maximum total principal amount in any moment in circulation of US$10,000,000,000 (ten billion US Dollars) or its equivalent in other currencies. Likewise, it includes the classification of the Class I Negotiable Obligations issued under the Simplified Frequent Issuer Regime. S&P’s report is attached hereto.

Yours faithfully,

Ignacio Rostagno
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer